

August 30, 2012

Philip J. Myers
Chief Executive Officer, Chief Financial Officer, President and Director
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

      Re: **American Church Mortgage Company**
              Form 10-K
              Filed March 30, 2012
              File No. 000-25919

Dear Mr. Myers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kevin Woody

                         Kevin Woody
                         Accounting Branch Chief